BOREAL CAPITAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of Boreal Capital Holdings USA, LLC)

Statement of Financial Condition

December 31, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

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SEC FILE NUMBER
8-68910

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (Date) AND ENDING December 31, 2020 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boreal Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Brickell Ave. Suite 2990
(No. and Street)

Miami (City) | FL (State) | 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman — 212-392-4838 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name - *if individual, state last, first, middle name*)

3150 SW 38th Ave. (Address) | Coral Gables (City) | FL (State) | 33146 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eli Butnaru, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boreal Capital Securities, LLC as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JOHN J. ZENO
MY COMMISSION #GG167748
EXPIRES: DEC 13, 2021
Bonded through 1st State Insurance

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in para. 210.1-02 of Regulation S-X).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Tel: 305-373-5500
Fax: 305-373-0056
www.bdo.com

1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

Directors and Member
Boreal Capital Securities, LLC
(A Wholly-Owned Subsidiary of Boreal Capital Holdings USA, LLC)
Miami, Florida

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Boreal Capital Securities, LLC (A Wholly-Owned Subsidiary of Boreal Capital Holdings USA, LLC) (the "Broker-Dealer") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Broker-Dealer's auditor since 2021.

BDO USA, LLP

March 12, 2021

Boreal Capital Securities, LLC
(A Wholly-Owned Subsidiary of
Boreal Capital Holdings USA, LLC)

CONTENTS:

Boreal Capital Securities, LLC
(A Wholly-Owned Subsidiary of
Boreal Capital Holdings USA, LLC)
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	293,394
Cash segregated under regulatory requirments		85,300
Receivables from clearing broker		2,629,077
Deposit with clearing broker		268,079
Receivables from affiliate		1,407,684
Forgivable loans receivable		825,000
Prepaid expenses		43,345
Other receivables		42,000
Other assets		14,946
Total Assets	$	5,608,825
Liabilities and Member's Equity		
Liabilities:		
Commissions payable	$	163,318
Accounts payable and accrued expenses		69,621
PPP loan payable		183,296
		416,235
Commitments and contingencies (Notes 7 and 8)		
Member's equity		5,192,590
Total Liabilities and Member's Equity	$	5,608,825

See accompanying notes to the Statement of Financial Condition

1. ORGANIZATION

Boreal Capital Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Boreal Capital Holdings USA, LLC (the "Parent"). The Parent is owned by Mora Banc Grup, S.A., an international bank based in Andorra. The majority of the Company's customers are primarily from Latin America. The Company was formed in 2011 as a limited liability company in accordance with the laws of the state of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period. The actual outcome could differ from those estimates.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts and management believes that the Company is not exposed to significant risks on such accounts.

Clearing Arrangement

The Company has a clearing agreement with Pershing Clearing (the "Clearing Broker") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to a clearing agreement, the Company is required to maintain a deposit of $250,000. Such deposit is required to be retained by the Clearing Broker for the duration of the clearing arrangement and will be returned the Company, as long as the Company does not have obligations to the Clearing firm it cannot otherwise satisfy within a short period after the termination of the arrangement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from customers by debiting their brokerage account with the Company. The Company typically receives payment shortly after the Company has met the revenue recognition criteria.

With respect to commission income, the performance obligation is satisfied on trade date, and therefore revenue is recognized on trade date.

With respect to mutual fund fees, The Company receives fees from product sponsors, primarily mutual fund and annuity companies, for marketing support and sales force education and training efforts. Compensation for these performance obligations is either a fixed fee, a percentage of the average annual amount of product sponsor assets held in advisors' clients' accounts, a percentage of new sales, or some combination. As the value of product sponsor assets held in advisor's clients' accounts is susceptible to unpredictable market changes, this revenue includes variable consideration and is constrained until the date that the fees are determinable.

The Company earns interest and dividend income from its cash equivalents and securities owned, less interest expense on related transactions. Interest and dividend income are not within the scope of ASC 606.

Forgivable Loans

The Company may offer an incentive to newly-hired brokers whereby an incremental amount is paid to these brokers for net new assets introduced to the Company in anticipation of the expected revenue to be generated from these assets. These payments are calculated and paid-out when the employees are hired, and promissory notes are issued against these payments, requiring that the employee remain in good standing with the Company for the life of the promissory note. If the advisor violates the terms, the entire amount is immediate due for repayment to the Company. However, if the terms are met, the promissory note is forgiven at expiration. The Company records an asset for these promissory notes and amortizes them until expiration.

Income Taxes

The Company is treated as a partnership for Federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the Member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal or State examinations by tax authorities for years beginning before 2017.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COVID-19

During March 2020, the global novel coronavirus ("COVID-19") pandemic and initial actions taken in response wreaked havoc on the global economy and all financial markets, and adversely affected our businesses. Subsequently, the equity markets have experienced strong rebound and a supportive trading environment for investors has emerged along with renewed activity in the equity and debt new issue capital markets. We continue to monitor the impact of the pandemic on the operations. The Company is not able to estimate the effects, if any, of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was signed into law in response to the COVID-19 pandemic. The CARES Act includes many measures to provide relief to companies. The Company has not taken advantage of any such measures, except for the Paycheck Protection Program loan discussed below.

Recently Issued Accounting Pronouncements

The Allowance for Credit Losses

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 326-20, Financial Instruments - Credit losses requires the immediate recognition of management's estimates of current expected credit losses and is effective for fiscal years beginning after December 15, 2019. The Company has adopted this accounting standard effective for December 31, 2020. The Company has evaluated the impact of ASC 326-20, specifically as it relates to receivables from its clearing broker and the forgivable loans receivable. The Company's receivables from its clearing broker includes amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

The Company grants forgivable loans to employees in conjunction with a program established primarily to recruit and retain certain employees. These loans are contingent on the employees' continued employment with the Company and generally require repayment if employees leave during a contractual service period. These loans generally amortize over a contractual service period of 3 to 5 years from the initial date of the loan and amounts related to accrued interest are reported in the same balance sheet line item as the other elements of the loan's amortized cost. The outstanding loan becomes due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses by considering credit quality indicators and the recoverability of an outstanding loan balance from employees that left the Company. A loan is placed on non-accrual status when, based on current information, it is probable that the Company will be unable to collect scheduled payments of principal and interest when due according to the contractual terms of the underlying loan agreement. Generally, loans with principal or interest payments that are more than 30 days past due are placed on non-accrual status. The amortized cost basis of these loans is written-off against the allowance for credit losses when management deems the amount to be uncollectible.

Based on the Company's evaluation, the Company does not believe that the adoption of ASC 326-20 has or will have a material impact on its financial position.

3. RELATED PARTIES

The Company has an expense sharing agreement with Boreal Capital Management, LLC (the "RIA"), a company related through common ownership. The RIA is a registered investment advisor under the SEC Investment Advisor Act of 1940. The Company and the RIA have entered into an agreement whereby they share office space and office services. The cost of such space and services are allocated between the entities. Further, the Company, from time to time, loans funds to the RIA for normal cash flow purposes. Any amounts due or owed under these relationships are due on demand and bear no interest. As of December 31, 2020, the Company was owed $1,407,684 from the RIA for such loans net of such services.

4. RECEIVABLE FROM CLEARING BROKER

The Company clears its customers' transactions on a fully disclosed basis with the Clearing Broker. Pursuant to its clearing agreement, the Company is required to maintain a certain minimum capital with the Clearing Broker, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. At December 31, 2020, the Company had $2,629,077 due from its clearing broker for operations.

5. FORGIVABLE LOANS

As of December 31, 2020, the forgivable loans balance is $825,000.

6. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $250,000 or 1500% of Aggregate Indebtedness, (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1). At December 31, 2020, the Company's Net Capital was $2,856,337 and the required Net Capital was $250,000. At December 31, 2020, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.08 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for broker dealers.

The Company engages in commission rebate/recapture arrangements with institutional customers. In connection with this activity, and in accordance with Rule 15c3-3 of the Securities and Exchange Commission, the Company's maintains a special reserve bank account for the benefit of customers. As of December 31, 2020, cash of $85,300 has been segregated in such account.

7. PPP LOAN

The Company applied for and received a Paycheck Protection Program Loan (commonly known as a PPP Loan) under the Cares Act of 2020 in the amount of $183,296 which bears interest at 1% and is scheduled to mature in 2022. The Company believes such loan shall be fully forgiven in accordance with its terms, however such forgiveness has not yet been received and therefore such amount is considered a liability as of December 31, 2020.

The application for these funds required the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company. This certification further required the Company to take into account our current business activity and our ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria.

8. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

10. SEC Rule 15c3-3

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission The Company is exempt from the Reserve Requirement computation according to the provisions of SEC Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission The Company is exempt from SEC Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) and (k)(2)(ii) exemptive provisions.

11. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through the issuance date of this financial statement. There were no subsequent events requiring disclosure in this financial statement.